Exhibit 99.1

The Cash Store Financial Services Inc. to file Amended Unaudited Financial Statements for the Periods Ended March 31, 2012 and June 30, 2012

EDMONTON, Dec. 10, 2012 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF; NYSE: CSFS) today announced that it will restate the previously issued unaudited consolidated interim financial statements ("interim financial statements") for the three and six months ended March 31, 2012 and three and nine months ended June 30, 2012.

As disclosed in the three and six months ended March 31, 2012 interim financial statements, the Company acquired a portfolio of consumer loans from third-party lenders for total consideration of $116.3 million. In addition to the consumer loans receivable, the Company also acquired intangible assets comprised of non-compete agreements from the third-party lenders, benefits of continuing to have favourable relationships and access to the capital of those third-party lenders and acquired proprietary knowledge of the third-party lenders. The total consideration was originally attributed to the consumer loans receivable and these intangible assets.  The determination of fair value of each component of the transaction was subject to management judgment and estimates of future cash flows, collection rates, forecasts and assumptions that a market participant would use in pricing the components.

During the preparation of the September 30, 2012 annual consolidated financial statements the Company determined that approximately $36.8 million of the total consideration paid to acquire the portfolio of loans represented a premium paid on acquisition. The pre-existing contractual broker arrangements between the Company and the third-party lenders did not obligate the Company to pay retention payments, compensate for loan losses without cause or provide a guaranteed rate of return on the pool of funds advanced.  However, the compensation paid to the third party lenders as part of the transaction recognized the loss of future retention payments and the ability to earn future returns on capital under the existing broker contracts. In accordance with U.S. GAAP, the Company has determined that the premium of $36.8 million should have been recognized as an expense as a settlement of pre-existing business relationships with third-party lenders. The Company will restate the fair value of the loans receivable acquired to $50.0 million and the fair value of intangible assets acquired to $32.0 million with a corresponding deferred tax liability of $2.5 million.  The Company will also adjust the interim financial statements for the periods ended March 31, 2012 and June 30, 2012 for any corresponding impact that these restatements have on other financial statement line items.

Of the $50 million of loans receivable acquired on January 31, 2012 the Company has collected a net amount of $43.5 million to September 30, 2012, of which $5.0 million (three months ended September 30, 2012 - $1.8 million) represents late interest and default fees from the acquired loans. These amounts collected on the acquired portfolio were entirely applied to reduce the value of the acquired loans receivable on the balance sheet as at September 30, 2012 in accordance with U.S. GAAP.

Between February 1 and September 30, 2012 the Company generated over $475 million in loan volume as a result of the acquisition of the consumer loan portfolio. In the three months ended September 30, 2012 the Company generated loan volume of $207 million, $184 million of which was as a result of the acquisition of the consumer loan portfolio.

In addition, the Company determined that its provision for loan losses on internally generated loans was understated. As a result, the Company will record an additional expense of $3.3 million and $3.7 million for the three month periods ended March 31, 2012 and June 30, 2012, respectively.

As a result of the restatement, the Company will recognize approximately $10 million in additional deferred tax assets.

To address these matters, the Company expects to file amendments to its previously issued interim financial statements and MD&A for the three and six months ended March 31, 2012 and the three and nine months ended June 30, 2012 to reflect the corrections, and accordingly, the referenced interim financial statements and MD&A should not be relied upon until such time as the Company files its restated interim financial statements.

The decision to restate prior interim financial statements and MD&A based on these matters was made by the Company's Board of Directors, upon the recommendation of management and the Audit Committee. The Company believes these corrections will not impact its current cash or liquidity position. In connection with this matter, the Company has re-evaluated its conclusions regarding the effectiveness of its internal control over financial reporting for the affected periods and determined that material weaknesses existed at March 31, 2012 and June 30, 2012. As a result of the material weaknesses, the Company has now concluded that such controls were ineffective. Accordingly, the Company will restate its disclosure as of March 31, 2012 and June 30, 2012 to include the identification of material weaknesses related to the restatements.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 512 branches across Canada under the banners "Cash Store Financial", "Instaloans" and "The Title Store". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

CO: The Cash Store Financial Services Inc.

CNW 07:30e 10-DEC-12